FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

The notice of the second extraordinary general meeting 2007of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on August 24, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING OF 2007

NOTICE IS HEREBY GIVEN that the Second Extraordinary General Meeting (the “EGM”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 9th October 2007 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolution:

Special Resolution:
1.	To consider and approve the proposal regarding the issue of corporate bonds by Huaneng Power International, Inc., the terms of which are set out below:

1.
The Company is authorized to issue domestic corporate bonds with an aggregate principal amount of not more than RMB 10 billion (“Corporate Bonds”) within 24 months from the date on which the issue of the Corporate Bonds by the Company is approved by the regulatory authorities;

2.	The Company can place the Corporate Bonds to its shareholders;

3.
The Corporate Bonds is a fund raising product with a term of 5-10 years. The duration shall be determined by the board of directors as authorized by the shareholders at the general meeting by taking into account the market condition at the time of issuance;

4.
The proceeds from the Corporate Bonds will be used to satisfy the medium and long term funding needs of the Company while the Company´s debt structuring will be adjusted and the cost of fund raising will be minimized;

5.
To obtain a mandate from the shareholders to authorize the board of directors or, if circumstances permitting, any two directors as authorized by the board of directors, to handle and determine the following matters in accordance with the applicable laws, by reference to the market conditions and following the general principle of protecting and maximizing the interest of the Company:

(1)
to determine the details relating to the issue of the Corporate Bonds, including but not limited to the number of tranches, the issuing amount and the duration of each tranch, the duration and methods for repayment of the principal and payment of interests, modes of placing, the terms for buyback and repurchase, the interest rate of the bonds and the determination thereof, and matters relating to guarantee and selection of qualified professional institutions for the issue of the Corporate Bonds;

(2)
to participate in the negotiations relating to the issue of the Corporate Bonds on behalf of the Company, to execute all necessary agreements and documents, and to carry out appropriate information disclosure;

(3)
to handle the applications made to the relevant regulatory authorities with regard to the issue of the Corporate Bonds and to revise the offering plan as appropriate in accordance with the opinion (if any) of the regulatory authorities; and

(4)	to take all necessary actions to determine and handle all other matters relating to the issue of the Corporate Bonds by the Company.

6.	The resolution in respect of the issue of Corporate Bonds shall remain valid within 30 months from the date on which it is approved by the shareholders at the general meeting.

By Order of the Board Huang Jian Company Secretary

Beijing, the PRC
24th August 2007

Notes:

1.	Eligibility for attending the EGM

Holders of the Company’s H Shares whose names appear on the HK$ Dividend H Shares Register and the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited at the close of business on 7th September 2007 are eligible to attend the EGM.

2.	Proxy

(i)	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the EGM.

(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.	Registration procedures for attending the EGM

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the EGM should return the reply slip for attending the EGM to the Company on or before 19th September 2007.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share Register of Members

In order to determine the shareholders list of H Shares who will be entitled to attend the EGM, the H share register of members of the Company will be closed from 9th September 2007 to 8th October 2007 (both days inclusive).

As the share registrar for H share of the Company will be closed during Hong Kong public holidays, the last trading day before the public holiday will be 7th September 2007.

5.	Other Businesses

(i)	The EGM will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrar Limited, is at:

46/F, Hopewell Centre 183 Queen’s Road East Hong Kong

(iii)	The registered address of the Company is at:

West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing 100031, The People’s Republic of China

Telephone No.: (+86)-10-66491999 Facsimile No.: (+86)-10-66491888

As at the date of this notice, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Jian

Name:	Huang Jian

Title:	Company Secretary

Date:    August 24, 2007